OTCBB: MRDDF	TSX-V: MAD	FSE: MRG

15381 – 36th Avenue, South Surrey, BC. V3Z 0J5			214 – 3540 West 41st Avenue, Vancouver, B.C. V6N 3E6
Tel: 1-604-417-4653 www.mirandagold.com			PHONE: (604) 803-4883 Fax: (604) 682-6318

MIRANDA AND PRISM REPORT DRILL RESULTS

FROM CERRO ORO PROJECT, COLOMBIA

Vancouver, BC, Canada – November 24, 2016 - Miranda Gold Corp. ("Miranda") (TSX-V: MAD) and Prism Resources Inc. (“Prism”) (TSX-V: PRS) are pleased to announce drill results from our Cerro Oro Project in Colombia.

Prism and Miranda “scout” drill-tested a large low-sulfidation epithermal gold system at Cerro Oro, where mapping and sampling indicate the potential for multiple high-grade gold veins occurring within broader zones of lower grade disseminated and fracture controlled mineralization. The original planned program called for four to five angle holes totaling 1,200 meters.

Due to failure to obtain important surface easements in a timely manner, the drill program was limited to three angle holes totaling 472 meters. Miranda will continue to work on easement agreements.

All three holes completed have significant mineralization.

Cerro Oro drilling highlights (refer to Table below):

•	CO-001: 1m @ 3.67 g Au/t in a locally coliform, sulfide-quartz breccia, interpreted to be a down-dip and strike extension of the “Victoria Vein”.
•	CO-003: 1.45m @ 3.53 g Au/t in a heterolithic, matrix supported hydrothermal breccia that forms a contact zone with a dacite porphyry dike. The main breccia is subsequently injected by finer “fluidized” breccia. Several crosscutting sulfide veinlets occur in matrix and clasts. This is a newly recognized mineralization style on the project and indicates complexity and multi-stage mineralization in the system.

The Colombian Ministry of Interior has notified Miranda that a “Consulta Previa” with nearby indigenous peoples will be required for any additional work on the project. Miranda has started the “Consulta Previa” process, and intends to pursue it expeditiously.

Prism has decided to withdraw from the joint venture in the Cerro Oro project; partially because the planned drill program is delayed, and because Prism intends to focus on the exploration of their recent acquisition of the past-producing Huampar Mine in Peru, a historic silver-gold producer.

As a consequence of the delay in the planned Cerro Oro drill program, Miranda has advised Prism that their obligations under the joint venture agreement are now satisfied, and that Prism may terminate the agreement with no monetary consequence. Miranda is pleased to have had Prism as a partner at Cerro Oro, and both companies will continue to consider partnering other Miranda projects in Colombia. Miranda will look for another funding partner on the project.

Miranda drilling demonstrated a proof of exploration target concept, and encountered significant multi-stage, telescoped primary epithermal and possible secondary porphyry-style alteration. This alteration and mineralization complexity was not recognized previous to core drilling. The geometry of the “Victoria Vein” and other veins and vein-breccia were defined, which will help design follow up drilling.

These drill results show a strike extent of 130 m along the “Victoria” fault-breccia-vein zone extending from the surface to a depth of 80m. Gold mineralization is strongly correlated with mercury (to 9.6 ppm), antimony (to 139 ppm), arsenic (to 1,900 ppm) and zinc (to 4,740 ppm). No other elements show appreciable elevated values.

In conventional zoning models for epithermal systems, high level to low level elemental occurrences are - Mercury  Antimony Arsenic  Gold. In the same zoning models, gold is typically minor or absent in the mercury zone and gold begins to occur more strongly at the deepest extent of antimony, while the highest gold grades occur where arsenic begins to diminish as a major element. Zinc is associated with gold in many South American epithermal deposits, and the gold-zinc association at Cerro Oro compares favorably to the same relationship seen at nearby Marmato. Using the same exploration zoning model, Marmato would occur with similar abundant zinc and adularia, but below the zone of mercury-antimony observed at Cerro Oro.

Table of significant drill results defined as 1m or greater, greater than 0.300 g Au/t. True thickness cannot be estimated but all holes are angled to test high-angle vein-faults with an approximate 72° southeast dip:

HOLE NUMBER	Interval	Length	Grade
	( m)	( m)	(g Au/t)

CO-001	30 to 41.7	11.70	0.388
including	30 to 35.7	5.70	0.633

CO-001	56.0 to 60.7	4.70	1.374
including	57.7 to 58.7	1.00	3.670

CO-001	78.5 to 80.5	2.00	0.546

CO-002	65.2 to 66.2	1.00	0.679

CO-002	122.2 to 125	2.80	0.866
including	122.2 to 123.8	1.60	1.170

CO-003	22.3 to 23.4	1.10	1.250

CO-003	34.6 to 36.5	1.90	0.364

CO-003	66.15 to 67.60	1.45	3.530

All five plus-1g Au/t intercepts contained either banded quartz vein or vein-breccia over 1m or greater. The minus-1g Au/t intercepts contained pyritic stockwork or sheeted pyritic veinlets and disseminated pyrite. Fine-grained adularia is associated with all gold occurrences. Some breccias contain matrix supported, mineralized clasts that may be explosively injected from lower depths. Breccias are from 6 m to 20 m wide, although the significant gold intervals within them are narrower. However in CO-001, 14.7 m of mixed banded vein and vein-breccia are significantly mineralized.

Alteration is typified by abundant mixed clays and more local silicification. In core, up to four cross-cutting events are observed. Adularia has two habits of occurrence - both as vein and veinlet selvages or pervasive within other alteration.

This limited drill program tests 130m of a system that has a mapped 1.5km strike and 600m width. Miranda believes that intercepting multiple mineralized zones justifies continued drill tests of the large epithermal gold system at Cerro Oro. Widely used epithermal zoning models suggest higher gold grades are highly permissible below a near surface zone one of high mercury and antimony.

Miranda intends to do gridded auger soils over the entire alteration zone and where possible determine clay species in soil pits, surface exposures and existing drill core. Gridded soils should indicate the centers of stronger and more continuous areas of gold mineralization. Areas of high-temperature illite may indicate upwelling fluid centers above high-grade mineralization. After modeling structural-dilational controls, future drilling will be designed to test below the mercury-antimony zone.

Project Description

Miranda controls approximately 1,100 hectares at Cerro Oro of which 711 hectares are controlled by a contract and the remainder through applications. The project is in the Caldas department 120 km south of Medellin.

Cerro Oro is 14 km southwest of the Marmato District. Both occur on a northeast trend of several aligned epithermal systems. Marmato, believed to be an analog target for Cerro Oro, has a greater than 150-year history of mining. The Cerro Oro gold system has seen less erosion than Marmato, and a greater vertical extent of mineralization may be preserved. Classic epithermal zoning models suggest that the abundant mercury and antimony at surface at Cerro Oro indicate that gold endowment may be better at depth, lower in the system.

Porphyry dacite stocks mapped at Cerro Oro are equivalent to the dacite porphyry hosting the veins at Marmato. At Cerro Oro, it is inferred that gold-bearing fluids from vein structures flooded into porous wall rock near the paleo surface. While the porous rocks at surface are important for potential broad zones of lower grade mineralization, veins may be better developed within competent dacite porphyry at depth.

Data disclosed in this press release, have been reviewed and verified by Miranda’s Chief Executive Officer, Joseph Hebert, C.P.G., and B.Sc. Geology, a Qualified Person as defined by National Instrument 43-101.

About Miranda

Miranda is a gold exploration company active in Colombia and Alaska. Miranda employs a prospect generator and joint venture business model. Miranda focuses on generating projects with world-class discovery potential, and then joint ventures multiple projects to maximize the chance of discovery, while reducing financial risk and shareholder dilution. Miranda has active exploration joint ventures with Montezuma Mines Inc., and a production joint venture with Gold Torrent Inc. Miranda is working actively to acquire and joint venture more projects.

About Prism

Prism Resources Inc. is a junior exploration company listed on the TSX Venture Exchange.

ON BEHALF OF THE BOARDS OF DIRECTORS OF BOTH MIRANDA AND PRISM

For more information related to Miranda:

Joseph Hebert, Chief Executive Officer

+1-775-340-0450

Email: joseph.hebert75@gmail.com

www.mirandagold.com

For more information related to Prism contact:
Robert (Bob) Baxter
Prism Resources Inc.
+1-778-928-1864
Email: bbaxter@prismresourcesinc.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. This news release contains forward-looking statements that are based on the Company's current expectations and estimates. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate", "suggest", "indicate" and other similar words or statements that certain events or conditions "may" or "will" occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements. Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices. There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.